JBPB & Co.

(formerly known as Grant Thornton)

JBPB & Co.
6th Floor, Nexxus Building
41 Connaught Road Central
Hong Kong

T +852 2218 3000
F +852 3748 2000

香港中環
干諾道中41 號
盈置大廈6 樓

電話 +852 2218 3000
傳真 +852 3748 2000

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

December 24, 2010
Our reference: AA/AO/113605/31962/GP

Dear Sirs

We have been furnished with a copy of the response to Form 6-K for the event that occurred on December 24, 2010 in relation to change of accountant, to be filed by our former client, Duoyuan Global Water Inc.. We agree with the statements made in response to that the Form 6-K insofar as they relate to our Firm.

Yours faithfully

JBPB & Co.

JBPB & Co